

October 25, 2011

<u>Via E-mail</u>
Gary Y. Kusumi
Chief Executive Officer
Affirmative Insurance Holdings, Inc.
4450 Sojourn Drive
Suite 500
Addison, Texas 75001

> **Re:**   **Affirmative Insurance Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-50795**

Dear Mr. Kusumi:

We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Critical Accounting Policies</u>
<u>Valuation of goodwill and other intangible assets, page 34</u>

1. We note you have concluded that there is no impairment of goodwill. In light of your trend of net losses and net cash used in operating activities as well as the fact that your market capitalization was significantly below your total stockholders' equity at the measurement date, it is unclear how you derived this conclusion. Please provide us with an analysis that supports your conclusion which includes a summary of the internally developed discounted cash flow methodology with a discussion of how the projected cash flows were determined and how they compare to your recent trends and a detailed discussion of why you do not

believe your market capitalization is representative of the long-term value of the Company. It is unclear how the factors you disclose support your assessment of market capitalization. In addition, if your estimated fair value is not substantially in excess of the carrying amount and therefore is at risk of failing step one of the impairment test, please provide us proposed revisions to your disclosure to be included in future periodic reports addressing the following:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Discussion of the degree of uncertainty associated with the key assumptions. Provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time);
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and
- If you believe that you are not at risk of failing step one of the test, please disclose this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant